FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2016

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON OCTOBER 27TH, 2016

1.         DATE, TIME AND PLACE: On October 27th, 2016, at 10:00 a.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.         CONDUCTION OF THE MEETING: Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary:  Mrs. Ana Paula Tarossi Silva.

3.         CALL TO ORDER AND ATTENDANCE: The meeting was duly called pursuant to paragraphs first and second of article 15 of the Company’s By-Laws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. All the members of the Company’s Board of Directors attended the meeting, namely, Messrs. Jean-Charles Henri Naouri (represented, by Power of Attorney, by Mr. Arnaud Daniel Charles Walter Joachim Strasser), Arnaud Daniel Charles Walter Joachim Strasser, Carlos Mario Diéz Gomes, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, José Gabriel Loaiza Herrera, Luiz Aranha Corrêa do Lago, Luiz Augusto de Castro Neves, Maria Helena dos Santos Fernandes Santana, Ronaldo Iabrudi dos Santos Pereira and Yves Desjacques.

4.    AGENDA: (i) Analysis and discussion of the financial statements for the periods ended March 31st, June 30th and September 30th, 2015 due to accounting adjustments made in its subsidiary Cnova N.V.; (ii) Analysis and deliberation about the quarterly information for the period ended September 30th, 2016 and key operational indicators; (iii) Analysis and deliberation on the proposed issuance of shares under the Company's stock option program and the respective capital increase; (iv) Analysis and deliberation on the proposal to amend the Company's Policy On The Disclosure And Use Of Material Information And On The Preservation Of Confidentiality (“Disclosure Policy”) in order to reflect the relevant facts publications will be made only through the internet; and (ix) Analysis and deliberation on the self-assessment methodology proposed for the Board of Directors and the Advisory Committees.

5.         RESOLUTIONS: As the meeting was commenced, the Board of Directors’ members examined the items comprised in the Agenda and deliberated, unanimously and without reservations, the following resolutions:

5.1.      Analysis and discussion of the financial statements for the periods ended March 31st, June 30th and September 30th, 2015 due to accounting adjustments made in its subsidiary Cnova N.V.: Based on the explanations provided by the Company’s management regarding the adjustments in the quarterly information of Cnova N.V., controlled by the Company, Messrs. Members of the Board of Directors decided to approve the restatement of the quarterly information referred to the period ended in March 31st, June 30th and September 30th, 2015. After the deliberation, Mr. Chairman thanked the presentation and moved on to the next item in the Agenda;

5.2.      Analysis and deliberation about the quarterly information for the period ended September 30th, 2016 and key operational indicators: after the presentation made by the Company’s management and in accordance with the favorable recommendation of the Audit Committee, the members of the Board of Directors decided to approve the quarterly information regarding the period ended at September 30th, 2016 and authorized the Company’s Board of Executive Officers to take all the necessary measures for the disclosure of the quarterly information herein approved by remittance to the Comissão de Valores Mobiliários – CVM, Securities Exchange Commission - SEC and BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros. After the deliberation, Mr. Chairman thanked the presentation made and moved on to the next item of the Agenda;

5.3.      Analysis and deliberation on the proposed issuance of shares under the Company's stock option program and the respective capital increase: Messrs. Members of the Board of Directors discussed (i) the Company’s Stock Option Plan approved at the Special Shareholders´ Meetings held on December 20th, 2006 (“Previous Plan”); (ii) the Company’s Compensation in Stock Option Plan approved in the Special Shareholders’ Meeting held on  May 09th, 2014 and modified at the Annual and Special Shareholders’ Meeting held on  April 24th, 2015 (“Compensation Plan”) and (iii) The Company’s Stock Option Plan approved at the Special Shareholders’ Meeting held on 09 May 2014 and modified at the Annual and Special Shareholders’ Meeting held on  April 24th, 2015 (“Stock Option Plan”) and resolve:

5.3.1.   As a consequence of the exercise of options pertaining to Series A7 Silver and Gold of the Previous Plan, as well as Series B1, B2 and B3 of the Compensation Plan and Series C3 of the Stock Option Plan, approve, as recommended by the Financial Committee and observing the limit of the authorized capital of the Company, as set forth in Section 6 of the Bylaws, the capital increase of the Company in the amount of R$ 1,880,172.66 (one million eight-hundred eighty thousand one-hundred seventy-two Reais and sixty-six cents), by issuance of 111,640 (one-hundred eleven thousand six-hundred forty) preferred shares, whereas:

(i)     23,491 (twenty-three thousand four-hundred ninety-one) preferred shares, at the issuance rate of R$ 0.01 (one cent) per share, fixed in accordance with the Previous Plan, in the total amount of R$ 234.91 (two-hundred thirty-four Reais ninety-one cents), due to the exercise of options from Series A7 Gold;

(ii)   22,934 (twenty-two thousand nine-hundred thirty-four) preferred shares, at the issuance rate of R$ 80.00 (eighty Brazilian Reais) per share, fixed in accordance with the Previous Plan, in the total amount of R$1,834,720.00 (one-million eight-hundred thirty-four thousand seven-hundred twenty Reais), due to the exercise of options from Series A7 Silver;

(iii) 2,166 (two thousand one-hundred sixty-six) preferred shares, at the issuance rate of R$ 0.01 (one cent) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 21.66 (twenty-one Reais and sixty six cents), due to the exercise of options from Series B1;

(iv) 60,982 (sixty thousand nine-hundred eighty-two) preferred shares, at the issuance rate of R$ 0.01 (one cent) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 609.82 (six-hundred nine Reais eighty-two cents), due to the exercise of options from Series B2;

(v)   869 (eight-hundred sixty-nine) preferred shares, at the issuance rate of R$ 0.01 (one cent) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 8.69 (eight Reais sixty-nine cents), due to the exercise of options from Series B3; and

(vi) 1,198 (one-thousand one-hundred ninety-eight) preferred shares, at the issuance rate of R$ 37,21 (thirty-seven Brazilian Reais and twenty-one cents) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 44,577.58 (forty-four thousand five-hundred seventy-seven Reais fifty-eight cents), due to the exercise of options from Series C3;

5.3.2.   Pursuant to the Company Bylaws, the preferred shares hereby issued shall have the same characteristics and conditions, and will enjoy the same rights and advantages of the preferred shares which are already in existence.

5.3.3.   Thus, the Company’s capital stock shall change from the current R$ 6,808,092,613.84 (six billion eight-hundred eight million ninety-two thousand six-hundred thirteen Reais and eighty-four cents) to R$6,809,972,786.50 (six billion eight-hundred nine-hundred seventy-two thousand seven-hundred eighty-six Reais and fifty cents), fully subscribed and paid for, divided into 265,878,353 (two-hundred sixty-five million eight-hundred seventy-eight thousand three-hundred fifty-three) shares with no par value, whereas 99,679,851 (ninety nine million, six hundred and seventy nine thousand, eight hundred and fifty one) of which are common shares and 166,198,502 (one-hundred sixty-six million one-hundred ninety-eight thousand five-hundred two) of which are preferred shares. After the deliberation, Mr. Chairman thanked the presentation and moved on to the next item in the Agenda;

5.4.      Analysis and deliberation on the proposal to amend the Company's Policy On The Disclosure And Use Of Material Information And On The Preservation Of Confidentiality (“Disclosure Policy”) in order to reflect the relevant facts publications will be made only through the internet: the Company’s management presented the proposed amendment to the Company's Disclosure Policy in order to reflect the relevant facts publications will be made only through the internet, in the website “Portal NEO1”, as allowed by the regulation enacted by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM). After presentation, based on the favorable recommendation by the Corporate Governance Committee, the members of the Board of Directors decided to approve the proposal to amend the Company's Disclosure Policy. After the deliberation, Mr. Chairman thanked the presentation and moved on to the next item in the Agenda;

5.5.      Analysis and deliberation on the self-assessment methodology proposed for the Board of Directors and the Advisory Committees: after discussions and based on the favorable recommendation of the Corporate Governance Committee, the members of the Board of Directors decided to approve the proposed self-assessment methodology for the Board of Directors and Advisory Committees, as well as the schedule presented. After the deliberations, Mr. Chairman thanked the presentation.

6.         APPROVAL AND EXECUTION OF THE MINUTES: With nothing further to discuss, the meeting was suspended for drafting of these minutes. When the meeting was reopened, theses minutes were read, approved and executed by all those who attended the meeting. São Paulo, October 27th, 2016. Conduction of the Meeting: Chairman - Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary - Mrs. Ana Paula Tarossi Silva. Attending Members of the Board of Directors: Messrs. Jean-Charles Henri Naouri, Arnaud Daniel Charles Walter Joachim Strasser, Carlos Mario Diez Gómez, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Aranha Corrêa do Lago, Luiz Augusto de Castro Neves, Maria Helena dos Santos Fernandes Santana, Ronaldo Iabrudi Pereira dos Santos and Yves Desjacques.

7.         CERTIFICATE: I hereby declare that these minutes are a true copy of the minutes recorded in the Book of Registry of Minutes of Meetings of the Company’s Board of Directors.

_____________________________

Ana Paula Tarossi Silva

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 27, 2016	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.